SELECT★LIFE NY II

A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
ReliaStar Life Insurance Company of New York
and its
ReliaStar Life Insurance Company of New York Variable Life Separate Account I

Supplement dated April 29, 2005, to the prospectus dated May 1, 2004. Please read it carefully and keep it with your prospectus for future reference.

_____

IMPORTANT INFORMATION REGARDING FUND ADDITIONS

Effective April 29, 2005, the following funds will be added as available sub-accounts through your policy:

- ING AIM Mid-Cap Growth Portfolio (Class S)
- ING Alliance Mid-Cap Growth Portfolio (Class I)
- ING Evergreen Health Sciences Portfolio (Class S)
- ING Evergreen Omega Portfolio (Class I)
- ING FMR^{SM} Earnings Growth Portfolio (Class I)
- ING JP Morgan Value Opportunities Portfolio (Class I)
- ING Julius Baer Foreign Portfolio (Class I)
- ING MFS Mid Cap Growth Portfolio (Class I)
- ING MFS Utilities Portfolio (Class S)
- ING Marsico Growth Portfolio (Class I)
- ING Marsico International Opportunities Portfolio (Class I)
- ING Mercury Large Cap Growth Portfolio (Class S)
- ING Oppenheimer Main Street Portfolio® (Class I)
- ING Pioneer Fund Portfolio (Class S)
- ING Pioneer Mid Cap Value Portfolio (Class I)
- ING T. Rowe Price Equity Income Portfolio (Class I)
- ING UBS U.S. Allocation Portfolio (Class S)
- ING Van Kampen Growth and Income Portfolio (Class S)

- ING American Century Large Company Value Portfolio (Initial Class)
- ING American Century Small Cap Value Portfolio (Initial Class)
- ING American Century Select Portfolio (Initial Class)
- ING Baron Small Cap Growth Portfolio (Initial Class)
- ING Fundamental Research Portfolio (Initial Class)
- ING Oppenheimer Global Portfolio (Initial Class)
- ING Oppenheimer Strategic Income Portfolio (Service Class)
- ING PIMCO Total Return Portfolio (Initial Class)
- ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)
- ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)
- ING UBS U.S. Large Cap Equity Portfolio (Initial Class)
- ING VP Real Estate Portfolio (Class S)
- Neuberger Berman AMT Growth Portfolio (Class I)

More information about these new funds is contained in the tables below.

Fund Fees and Charges.[1] The following information shows the investment advisory fees and other expenses charged annually by each of the funds available through your policy, including the new funds referenced above. Fund fees are one of the factors that impact the value of a fund share. To learn about additional factors, please see the fund prospectuses. The following figures are a percentage of the average net assets of each fund as of December 31, 2004.

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
AIM V.I. Dent Demographic Trends Fund (Series I) [*, 2, 3]	0.77%	--	0.37%	1.14%	0.08%	1.06%
Alger American Growth Portfolio (Class O)	0.75%	--	0.10%	0.85%	--	0.85%
Alger American Leveraged AllCap Portfolio (Class O)	0.85%	--	0.12%	0.97%	--	0.97%
Alger American MidCap Growth Portfolio (Class O)	0.80%	--	0.12%	0.92%	--	0.92%
American Funds Insurance Series - Growth Fund (Class 2)	0.35%	0.25%	0.01%	0.61%	--	0.61%
American Funds Insurance Series - Growth-Income Fund (Class 2)	0.29%	0.25%	0.02%	0.56%	--	0.56%
American Funds Insurance Series - International Fund (Class 2)	0.54%	0.25%	0.05%	0.84%	--	0.84%
Fidelity® VIP *Contrafund*® Portfolio (Initial Class)	0.57%	--	0.11%	0.68%	--	0.68%
Fidelity® VIP Equity-Income Portfolio (Initial Class)	0.47%	--	0.11%	0.58%	--	0.58%
Fidelity® VIP Growth Portfolio (Initial Class)	0.58%	--	0.10%	0.68%	--	0.68%
Fidelity® VIP High Income Portfolio (Initial Class)	0.58%	--	0.13%	0.71%	--	0.71%
Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)	0.43%	--	0.13%	0.56%	--	0.56%
ING AIM Mid Cap Growth Portfolio (Class S) [4, 5]	0.66%	--	0.26%	0.92%	--	0.92%
ING Alliance Mid-Cap Growth Portfolio (Class I) [6, 7]	0.77%	--	0.01%	0.78%	--	0.78%
ING Evergreen Health Sciences Portfolio (Class S) [8]	0.75%	--	0.25%	1.00%	--	1.00%
ING Evergreen Omega Portfolio (Class I) [9]	0.60%	--	--	0.60%	--	0.60%
ING FMR^SM Earnings Growth Portfolio (Class I) [10, 11]	0.62%	--	0.15%	0.77%	0.02%	0.75%
ING Global Resources Portfolio (Class I) [12]	0.66%	--	0.01%	0.67%	--	0.67%
ING JP Morgan Small Cap Equity Portfolio (Class I) [6, 7, 13]	0.90%	--	--	0.90%	0.03%	0.87%
ING JP Morgan Value Opportunities Portfolio (Class I) [10, 11]	0.40%	--	0.15%	0.55%	0.02%	0.53%
ING Julius Baer Foreign Portfolio (Class I) [12]	0.96%	--	--	0.96%	--	0.96%
ING Legg Mason Value Portfolio (Class I) [7, 12]	0.80%	--	0.01%	0.81%	--	0.81%

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
ING Limited Maturity Bond Portfolio (Class S) [4]	0.28%	--	0.25%	0.53%	--	0.53%
ING Liquid Assets Portfolio (Class I) [12]	0.27%	--	0.02%	0.29%	--	0.29%
ING MFS Mid Cap Growth Portfolio (Class I) [7, 12, 14]	0.64%	--	--	0.64%	--	0.64%
ING MFS Total Return Portfolio (Class I) [7, 12]	0.64%	--	--	0.64%	--	0.64%
ING MFS Utilities Portfolio (Class S) [15, 16]	0.60%	--	0.40%	1.00%	--	1.00%
ING Marsico Growth Portfolio (Class I) [7, 12]	0.77%	--	0.01%	0.78%	--	0.78%
ING Marsico International Opportunities Portfolio (Class I) [10, 11]	0.54%	--	0.17%	0.71%	0.03%	0.68%
ING Mercury Focus Value Portfolio (Class I) [12, 13]	0.80%	--	--	0.80%	0.05%	0.75%
ING Mercury Large Cap Growth Portfolio (Class S) [4, 17]	0.80%	--	0.25%	1.05%	0.05%	1.00%
ING Oppenheimer Main Street Portfolio® (Class I) [7, 12]	0.64%	--	--	0.64%	--	0.64%
ING Pioneer Fund Portfolio (Class S) [18]	0.75%	--	0.26%	1.01%	--	1.01%
ING Pioneer Mid Cap Value Portfolio (Class I) [19]	0.75%	--	0.01%	0.76%	--	0.76%
ING Salomon Brothers Investors Portfolio (Class I) [12]	0.74%	--	0.01%	0.75%	--	0.75%
ING Stock Index Portfolio (Class I) [12]	0.27%	--	--	0.27%	--	0.27%
ING T. Rowe Price Capital Appreciation Portfolio (Class I) [7, 12]	0.66%	--	0.01%	0.67%	--	0.67%
ING T. Rowe Price Equity Income Portfolio (Class I) [7, 12]	0.66%	--	0.01%	0.67%	--	0.67%
ING UBS U.S. Allocation Portfolio (Class S) [4, 17]	0.75%	--	0.26%	1.01%	0.02%	0.99%
ING Van Kampen Equity Growth Portfolio (Class I) [12]	0.65%	--	--	0.65%	--	0.65%
ING Van Kampen Growth and Income Portfolio (Class S) [4, 5]	0.66%	--	0.26%	0.92%	--	0.92%
ING Van Kampen Real Estate Portfolio (Class I) [12]	0.66%	--	0.01%	0.67%	--	0.67%
ING American Century Large Company Value Portfolio (Initial Class)	0.80%	--	0.20%	1.00%	--	1.00%
ING American Century Select Portfolio (Initial Class) [20]	0.64%	--	0.02%	0.66%	--	0.66%
ING American Century Small Cap Value Portfolio (Initial Class) [21]	1.00%	--	0.40%	1.40%	0.10%	1.30%
ING Baron Small Cap Growth Portfolio (Initial Class) [21]	0.85%	--	0.40%	1.25%	0.05%	1.20%
ING Fundamental Research Portfolio (Initial Class)	0.60%	--	0.20%	0.80%	--	0.80%
ING JP Morgan Mid Cap Value Portfolio (Initial Class)	0.75%	--	0.35%	1.10%	--	1.10%

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
ING Oppenheimer Global Portfolio (Initial Class) [20]	0.60%	--	0.06%	0.66%	--	0.66%
ING Oppenheimer Strategic Income Portfolio (Service Class) [22]	0.50%	--	0.29%	0.79%	0.04%	0.75%
ING PIMCO Total Return Portfolio (Initial Class)	0.50%	--	0.35%	0.85%	--	0.85%
ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)	0.69%	--	0.13%	0.82%	--	0.82%
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class) [20]	0.64%	--	0.02%	0.66%	--	0.66%
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	0.70%	--	0.15%	0.85%	--	0.85%
ING Van Kampen Comstock Portfolio (Initial Class) [21]	0.60%	--	0.35%	0.95%	0.07%	0.88%
ING Van Kampen Equity and Income Portfolio (Initial Class) [20]	0.55%	--	0.02%	0.57%	--	0.57%
ING VP Intermediate Bond Portfolio (Class I) [23]	0.40%	--	0.08%	0.48%	--	0.48%
ING VP Strategic Allocation Balanced Portfolio (Class I) [23, 24]	0.60%	--	0.10%	0.70%	--	0.70%
ING VP Strategic Allocation Growth Portfolio (Class I) [23, 24]	0.60%	--	0.10%	0.70%	--	0.70%
ING VP Strategic Allocation Income Portfolio (Class I) [23, 24]	0.60%	--	0.10%	0.70%	0.05%	0.65%
ING VP Index Plus LargeCap Portfolio (Class I) [23, 24]	0.35%	--	0.09%	0.44%	--	0.44%
ING VP Index Plus MidCap Portfolio (Class I) [23, 24]	0.40%	--	0.09%	0.49%	--	0.49%
ING VP Index Plus SmallCap Portfolio (Class I) [23, 24]	0.40%	--	0.09%	0.49%	--	0.49%
ING VP Disciplined LargeCap Portfolio (Class I) [25, 26]	0.75%	--	0.23%	0.98%	0.08%	0.90%
ING VP High Yield Bond Portfolio (Class I) [25, 26]	0.63%	--	0.25%	0.88%	0.07%	0.81%
ING VP International Value Portfolio (Class I) [25, 26]	1.00%	--	0.22%	1.22%	0.22%	1.00%
ING VP MagnaCap Portfolio (Class I) [25, 26]	0.75%	--	0.29%	1.04%	0.14%	0.90%
ING VP MidCap Opportunities Portfolio (Class I) [25, 26]	0.75%	--	0.21%	0.96%	0.02%	0.94%
ING VP Real Estate Portfolio (Class S) [27, 28]	0.80%	--	0.70%	1.50%	0.20%	1.30%
ING VP SmallCap Opportunities Portfolio (Class I) [25, 26]	0.75%	--	0.19%	0.94%	0.04%	0.90%
Janus Aspen International Growth Portfolio (Institutional Shares) [29]	0.64%	--	0.04%	0.68%	--	0.68%
Neuberger Berman AMT Growth Portfolio (Class I) [30]	0.85%	--	0.11%	0.96%	--	0.96%
Neuberger Berman AMT Limited Maturity Bond Portfolio (Class I) [30]	0.65%	--	0.08%	0.73%	--	0.73%
Neuberger Berman AMT Socially Responsive Portfolio (Class I) [30, 31]	0.85%	--	0.89%	1.74%	0.24%	1.50%
OpCap Equity Portfolio [32]	0.80%	--	0.23%	1.03%	0.02%	1.01%
OpCap Global Equity Portfolio [32]	0.80%	--	0.46%	1.26%	--	1.26%

Fund Name	Management Fees	Distribution (12b-1) Fees	Other Expenses	Total Gross Annual Fund Expenses	Fees and Expenses Waived or Reimbursed	Total Net Annual Fund Expenses
OpCap Managed Portfolio [32]	0.80%	--	0.12%	0.92%	--	0.92%
OpCap Small Cap Portfolio [32]	0.80%	--	0.11%	0.91%	--	0.91%
Pioneer Mid Cap Value VCT Portfolio (Class I)	0.65%	--	0.07%	0.72%	--	0.72%
Pioneer Small Cap Value VCT Portfolio (Class I) [33]	0.75%	--	0.55%	1.30%	0.05%	1.25%
Putnam VT Growth and Income Fund (Class IA)	0.48%	N/A	0.06%	0.54%	--	0.54%
Putnam VT New Opportunities Fund (Class IA)	0.60%	N/A	0.09%	0.69%	--	0.69%
Putnam VT Small Cap Value Fund (Class IA)	0.77%	N/A	0.10%	0.87%	--	0.87%
Putnam VT Voyager Fund (Class IA)	0.56%	N/A	0.08%	0.64%	--	0.64%

*   On or about July 1, 2005, the AIM V.I. Dent Demographic Trends Fund (Series I) will be renamed AIM V.I. Demographic Trends Fund (Series I Shares). All references to AIM V.I. Dent Demographic Trends Fund (Series I) will be replaced with AIM V.I. Demographic Trends Fund (Series I).

1   Each fund deducts management fees from the amounts allocated to the funds. In addition, each fund deducts other expenses which may include service fees which are used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The company, or its U.S. affiliates, receives from each of the funds or the funds' affiliates varying levels and types of revenue with respect to each of the funds available through the policy. In terms of the total dollar amounts received, the greatest amount of revenue comes from assets allocated to funds managed by ING Investments, LLC or other company affiliates, which funds may or may not also be subadvised by another company affiliate. Assets allocated to funds managed by a company affiliate, Directed Services, Inc., for example, but which are subadvised by unaffiliated third parties generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue.

Management personnel of the company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by company affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the policies and other products issued by the company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the policies.

2   The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Fund Operating Expenses (excluding certain items as discussed in the fund's prospectus) of Series I shares to 1.30% of average daily net assets for each series portfolio of AIM Variable Insurance Funds. The expense limitation agreements are in effect through April 30, 2006. Please refer to the fund's prospectus for more detailed information.

3   Effective January 1, 2005 through December 31, 2009, the Fund's advisor has contractually agreed to waive a portion of its advisory fees. The fee waiver reflects this agreement. (See "Fund Management-Advisor Compensation" in the Fund's prospectus.)

4   The amounts shown are estimated operating expenses for Class S shares of each Portfolio as a ratio of expenses to average daily net assets based on each Portfolio's actual operating expenses for Class S shares for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which Directed Services, Inc. (DSI) as adviser to each Portfolio, has agreed for each Portfolio for the current fiscal year. Other Expenses for each Portfolio include a Shareholder Services fee of 0.25%. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolios. The Portfolios would also bear any extraordinary expenses.

5   A portion of the brokerage commissions that the ING AIM Mid Cap Growth and ING Van Kampen Growth and Income Portfolios pay is used to reduce each Portfolio's expenses. Including these reductions, the Total Annual Fund Operating Expenses for each Portfolio for the year ended December 31, 2004 would have been 0.87% and 0.90%, respectively. This arrangement may be discontinued at any time.

6   The amounts shown are estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. Because the Class I shares for these Portfolios had not commenced operations as of December 31, 2004, expenses are based on each Portfolio's actual operating expenses for Class S shares, as adjusted for contractual changes, if any, and fee waivers to which Directed Services, Inc. (DSI), as adviser to each Portfolio, has agreed. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolios would also bear any extraordinary expenses.

7   A portion of the brokerage commissions that the ING Alliance Mid Cap Growth, ING JP Morgan Small Cap Equity, ING Legg Mason Value, ING MFS Mid Cap Growth, ING MFS Total Return, ING Marsico Growth, ING Oppenheimer Main Street, ING T. Rowe Price Capital Appreciation, ING T. Rowe Price Equity Income Portfolios pay is used to reduce each Portfolio's expenses. Including those reductions and the MFS Voluntary Management fee waiver, the Total Annual Fund Operating Expenses for each Portfolio for the year ended December 31, 2004 would have been 0.74%, 0.87%, 0.81%, 0.62%, 0.63%, 0.75%, 0.60%, 0.65%, and 0.66%, respectively. This arrangement may be discontinued at any time.

8   The amounts shown are estimated operating expenses for Class S shares of the Portfolio as a ratio of expenses to average daily net assets. Operating expenses for the Portfolio are based on estimated amounts for the current fiscal year as it had not had a full year of operations as of December 31, 2004. Other Expenses for this Portfolio include a Shareholder Services fee of 0.25%. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolio would also bear any extraordinary expenses.

9   The amounts shown are estimated operating expenses for Class I shares of the Portfolio as a ratio of expenses to average daily net assets. Operating expenses for this Portfolio are based on estimated amounts as Class I shares had not commenced operations as of December 31, 2004 and Class S shares had not had a full year of operations as of December 31, 2004. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolio would also bear any extraordinary expenses.

10   The amounts shown are estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. Operating expenses for these Portfolios are estimated as they had not commenced operations as of December 31, 2004. Pursuant to its administration agreement with the Trust, ING Funds Services, LLC may receive an annual administration fee equal to 0.10% of average daily net assets for each Portfolio. Other Expenses for each Portfolio are estimated because it did not have a full calendar year of operations as of December 31, 2004 (the Portfolios' fiscal year end).

11   Directed Services, Inc. (DSI), the adviser, has entered into a written expense limitation agreement with respect to ING FMR[SM] Earnings Growth, ING JP Morgan Value Opportunities and ING Marsico International Opportunities, under which it will limit expenses of these Portfolios, excluding taxes, brokerage and extraordinary expenses, subject to possible recoupment by DSI within three years. The amount of these Portfolios' expenses that are proposed to be waived or reimbursed in the ensuing fiscal year is shown under the heading Fees and Expenses Waived or Reimbursed. The expense limitation agreement will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

12   The amounts shown are estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for Class I shares for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which DSI, as adviser to each Portfolio, has agreed for each Portfolio for the current fiscal year. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolios would also bear any extraordinary expenses.

13   Directed Services, Inc. (DSI), the adviser, has contractually agreed to waive a portion of the management fee for the Portfolio. Based upon net assets as of December 31, 2004, the management fee waiver for each Portfolio would equal 0.03% for ING JP Morgan Small Cap Equity Portfolio and 0.05% for ING Mercury Focus Value Portfolio. This expense waiver will continue through at least May 1, 2006. There is no guarantee that this waiver will continue after this date. This agreement will only renew if DSI elects to renew it.

14   Directed Services, Inc. (DSI) has voluntarily agreed to waive a portion of its management fee for ING MFS Mid Cap Growth Portfolio. Including this waiver, the Net Annual Fund Operating Expenses for the Portfolio for the year ended December 31, 2004 would have been 0.62%. This arrangement may be discontinued by DSI at any time.

15   The amounts shown are estimated operating expenses for Class S shares of the Portfolio as a ratio of expenses to average daily net assets. Operating expenses for the Portfolio are estimated as it had not commenced operations as of December 31, 2004. Other Expenses for the Portfolio include a Shareholder Services fee of 0.25%. Pursuant to its administration agreement with the Trust, ING Funds Services, LLC may receive an annual administration fee equal to 0.10% of average daily net assets for this Portfolio. Other Expenses for the Portfolio are estimated because the Portfolio did not have a full calendar year of operations as of December 31, 2004 (the Portfolio's fiscal year end).

16   Directed Services, Inc. (DSI), the adviser, has entered into a written expense limitation agreement with respect to this Portfolio under which it will limit expenses of this Portfolio, excluding taxes, brokerage and extraordinary expenses, subject to possible recoupment by DSI within three years. The amount of this Portfolio's expenses that are proposed to be waived or reimbursed in the ensuing fiscal year is shown under the heading Fees and Expenses Waived or Reimbursed. The expense limitation agreement will continue through at least May 1, 2006. For further information regarding the expense limitation agreement, see the Fund's prospectus.

17   Directed Services, Inc. (DSI), the adviser, has contractually agreed to waive a portion of the management fee for the Portfolio. Based upon net assets as of December 31, 2004, the management fee waiver for each Portfolio would equal 0.05% for ING Mercury Large Cap Growth Portfolio and 0.02% for ING UBS U.S. Allocation Portfolio. This expense waiver will continue through at least May 1, 2006. There is no guarantee that this waiver will continue after this date. This agreement will only renew if DSI elects to renew it.

18   The amounts shown are estimated operating expenses for Class S shares of the Portfolio as a ratio of expenses to average daily net assets. Operating expenses for the Portfolio are estimated as it had not commenced operations as of December 31, 2004. Other Expenses for the Portfolio include a Shareholder Services fee of 0.25%. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolio would also bear any extraordinary expenses. Other Expenses for the Portfolio are estimated because the Portfolio did not have a full calendar year of operations as of December 31, 2004 (the Portfolio's fiscal year end).

19   The amounts shown are estimated operating expenses for Class I shares of the Portfolio as a ratio of expenses to average daily net assets. Operating expenses for this Portfolio are estimated as it had not commenced operations as of December 31, 2004. Through a "bundled fee" arrangement, Directed Services, Inc. (DSI), the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolio would also bear any extraordinary expenses. Other Expenses for the Portfolio are estimated because it did not have a full calendar year of operations as of December 31, 2004 (the Portfolios' fiscal year end).

20   Effective December 1, 2004, Management (Advisory) Fees were restated to reflect a decrease as follows: from 0.80% to 0.64% for ING American Century Select Portfolio; from 0.85% to 0.64% for ING T. Rowe Price Diversified Mid Cap Growth Portfolio; and from 0.85% to 0.55% for ING Van Kampen Equity and Income Portfolio. Effective December 1, 2004, the administrative fees (included in Other Expenses) were restated to reflect an increase/decrease as follows: from 0.20% to 0.02% for ING American Century Select Portfolio, ING T. Rowe Price Diversified Mid Cap Growth Portfolio and ING Van Kampen Equity and Income Portfolio and from 0.60% to 0.06% for ING Oppenheimer Global Portfolio.

21   The Administrator of the Fund has contractually agreed to waive all or a portion of its administrative services fees and/or reimburse administrative expenses for ING American Century Small Cap Value, ING Baron Small Cap Growth, and ING Van Kampen Comstock Portfolios so that the Net Annual Fund Operating Expenses for these Portfolios shall not exceed 1.30%, 1.20%, and 0.88%, respectively, through May 1, 2006. Without this waiver, the Net Annual Fund Operating Expenses would be 1.40% for ING American Century Small Cap Value, 1.25% for ING Baron Small Cap Growth and 0.95% for ING Van Kampen Comstock Portfolios.

22   Based on estimated expenses for the current fiscal year. Other Expenses include a Shareholder Services fee of 0.25%. The Distributor of the Fund has contractually agreed to waive all or a portion of its Shareholder Services fee and/or reimburse the Shareholder Services fee for the Portfolio so that Net Annual Fund Operating Expenses do not exceed 0.75% through April 30, 2006. Without this waiver, the Net Annual Fund Operating Expenses would be 0.79%.

23   The amounts shown are estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, adjusted for contractual changes, if any, and fee waivers to which ING Investments, LLC, the investment adviser to each Portfolio, has agreed for each Portfolio. ING Funds Services, LLC receives an annual administrative fee (included in Other Expenses) equal to 0.055% on the first $5 billion of daily net assets and 0.03% thereafter.

24   ING Investments, LLC, the investment adviser to each Portfolio, has entered into written expense limitation agreements with each Portfolio under which it will limit expenses of the Portfolios, excluding interest, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year is shown under the heading Fees and Expenses Waived or Reimbursed. Recoupments are shown as negative numbers under Fees and Expenses Waived or Reimbursed. The expense limits will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

25   The amounts shown are the estimated operating expenses for Class I shares of each Portfolio as a ratio of expenses to average daily net assets. These estimates are based on each Portfolio's actual operating expenses for its most recently completed fiscal year, as adjusted for contractual changes, if any, and fee waivers to which ING Investments, LLC, the investment adviser to each Portfolio, has agreed for each Portfolio for the current fiscal year.

26   ING Funds Services, LLC receives an annual administration fee (included in Other Expenses) equal to 0.10% of each Portfolio's average daily net assets. ING Investments, LLC has entered into a written expense limitation agreement with ING Variable Products Trust under which it will limit expenses of the Portfolios, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of each Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by ING Investments, LLC is shown under the heading Fees and Expenses Waived or Reimbursed. For each Portfolio, the expense limits will continue through at least May 1, 2006. For further information regarding the expense limitation agreements, see the Fund's prospectus.

27   The amounts shown are the estimated operating expenses for Class S shares based on the Portfolio's actual operating expenses for Class I shares, as adjusted for contractual changes, if any, and fee waivers to which ING Investments, LLC, the investment adviser to the Portfolio, has agreed for the Portfolio. Since the Portfolio has not had a full year of operations, expenses are based on estimated amounts for the current fiscal year. The estimated operating expenses for the Class S shares are based on a ratio of expenses to average daily net assets.

28   Other Expenses include a Shareholder Services Fee of 0.25%. ING Funds Services, LLC receives an annual administration fee (included in Other Expenses) equal to 0.10% of the Portfolio's average daily net assets. ING Investments, LLC has entered into a written expense limitation agreement with ING Variable Products Trust under which it will limit expenses of the Portfolio, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of the Portfolio's expenses waived, reimbursed or recouped during the last fiscal year by ING Investments, LLC is shown under the heading Fees and Expenses Waived or Reimbursed. The amount of expenses proposed to be waived during the current fiscal year is shown under the heading Fees and Expenses Waived or Reimbursed. The expense limits will continue through at least May 1, 2006. For further information regarding the expense limitation agreement, see the Fund's prospectus.

29   All of the fees and expense shown were determined based on net assets as of the fiscal year ended December 31, 2004, restated to reflect reductions in the Portfolios' management fees effective July 1, 2004. All expenses are shown without the effect of expense offset arrangements.

30   Neuberger Berman Management Inc. ("NBMI") has undertaken through December 31, 2008 to waive fees and/or reimburse certain operating expenses, including the compensation of NBMI (except with respect to Growth and Limited Maturity Bond Portfolios) and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate, 1% of the Growth and Limited Maturity Bond Portfolio's average daily net asset value; and 1.50% of the average daily net asset value of the Socially Responsive Portfolio. The expense limitation arrangements for the Portfolios are contractual and any excess expenses can be repaid to NBMI within three years of the year incurred, provided such recoupment would not cause a Portfolio to exceed its respective limitation.

31   NBMI has voluntarily committed to waive fees and/or reimburse expenses for an additional 0.20% of the average daily net asset value of the Socially Responsive Portfolio to maintain the Portfolio's net operating expense ratio at 1.30%. NBMI can, at its sole discretion, on at least 30 days' notice terminate this voluntary waiver and/or reimbursement commitment.

32   Management (Advisory) Fees reflect effective management fees before taking into effect any fee waiver. Total Annual Fund Operating Expenses and Net Annual Fund Operating Expenses are shown before expense offsets afforded the Portfolios. The Fund's adviser has contractually agreed to reduce total annual portfolio operating expenses of each Portfolio (except Global Equity) to the extent they would exceed 1.00% (net of any expense offset by earnings credits from the custodian bank) of the Portfolio's average daily net assets and 1.25% (net of any expense offset by earnings credit from the custodian bank) of the Global Equity Portfolio's average daily net assets. This reduction of annual portfolio operating expenses is guaranteed by the Fund's adviser through December 31, 2015. Had expense offsets been included in these figures, the Total Annual Fund Operating Expenses, Fees and Expenses Waived or Reimbursed and Net Annual Fund Operating Expenses would be 1.02%, 0.02%, and 1.00%, respectively, for OpCap Equity Portfolio; and 1.25%, --, and 1.25%, respectively, for OpCap Global Equity Portfolio.

33   The expenses in the table above reflect the contractual expense limitation in effect through May 1, 2006 under which Pioneer has agreed not to impose all or a portion of its management fee and, if necessary, to limit other ordinary operating expenses to the extent required to reduce Class I expenses to 1.25% of the average daily net assets attributable to Class I shares.

Fund Investment Advisers and Investment Objectives. The following information lists the investment advisers and subadvisers and information regarding the investment objectives of the funds available through your policy, including the new funds referenced above. More detailed information about these funds can be found in the current prospectus and Statement of Additional Information for each fund.

There is no assurance that the stated objectives and policies of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
AIM V.I. Dent Demographic Trends Fund (Series I)	Investment Adviser: * A I M Advisors, Inc. Subadviser: H.S. Dent Advisors, Inc.	Seeks long-term growth of capital.
Alger American Growth Portfolio (Class O)	Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Alger American Leveraged AllCap Portfolio (Class O)	Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation.
Alger American MidCap Growth Portfolio (Class O)	Investment Adviser: Fred Alger Management, Inc.	Seeks long-term capital appreciation.
American Funds Insurance Series - Growth Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital.
American Funds Insurance Series - Growth-Income Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks capital growth and income over time.
American Funds Insurance Series - International Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital over time.
Fidelity® VIP *Contrafund*® Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadviser: FMR Co., Inc.	Seeks reasonable income.
Fidelity® VIP Growth Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadviser: FMR Co., Inc.	Seeks to achieve capital appreciation.
Fidelity® VIP High Income Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadvisers: Fidelity Management & Research (U.K.) Inc.; Fidelity Management & Research (Far East) Inc.; Fidelity Investments Japan Limited; FMR Co., Inc.	Seeks a high level of current income while also considering growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)	Investment Adviser: Fidelity Management & Research Company Subadviser: Fidelity Investments Money Management, Inc.	Seeks as high a level of current income as is consistent with the preservation of capital.
ING AIM Mid Cap Growth Portfolio (Class S)	Investment Adviser: Directed Services, Inc. Subadviser: A I M Capital Management, Inc.	Seeks capital appreciation.
ING Alliance Mid-Cap Growth Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Alliance Capital Management, L.P.	Seeks long-term total return.
ING Evergreen Health Sciences Portfolio (Class S)	Investment Adviser: Directed Services, Inc. Subadviser: Evergreen Investment Management Company, LLC	A *non-diversified* portfolio that seeks long-term capital growth.
ING Evergreen Omega Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Evergreen Investment Management Company, LLC	Seeks long-term capital growth.
ING FMR^{SM} Earnings Growth Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Fidelity Management & Research Co.	Seeks growth of capital over the long term.
ING Global Resources Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Baring International Investment Limited	A *non-diversified* portfolio that seeks long-term capital appreciation.
ING JP Morgan Small Cap Equity Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING JP Morgan Value Opportunities Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: J.P. Morgan Investment Management Inc.	Seeks to provide long-term capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Julius Baer Foreign Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: Julius Baer Investment Management, LLC	Seeks long-term growth of capital.
ING Legg Mason Value Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: Legg Mason Funds Management, Inc.	A *non-diversified* portfolio that seeks long-term growth of capital.
ING Limited Maturity Bond Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: ING Investment Management Co.	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors indicate that capital appreciation may be available without significant risk to principal.
ING Liquid Assets Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING MFS Mid Cap Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: Massachusetts Financial Services Company	Seeks long-term growth of capital.
ING MFS Total Return Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital.
ING MFS Utilities Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: Massachusetts Financial Services Company	A *non-diversified* portfolio that seeks capital growth and current income.
ING Marsico Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: Marsico Capital Management, LLC	Seeks capital appreciation.
ING Marsico International Opportunities Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: Marsico Capital Management, LLC	Seeks long-term growth of capital.
ING Mercury Focus Value Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: Mercury Advisors	Seeks long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Mercury Large Cap Growth Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: Mercury Advisors	Seeks long-term growth of capital.
ING Oppenheimer Main Street Portfolio® (Class I)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: OppenheimerFunds, Inc.	Seeks long-term growth of capital and future income.
ING Pioneer Fund Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Pioneer Mid Cap Value Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Salomon Brothers Investors Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: Salomon Brothers Asset Management Inc.	Seeks long-term growth of capital.
ING Stock Index Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: ING Investment Management Co.	Seeks total return.
ING T. Rowe Price Capital Appreciation Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING T. Rowe Price Equity Income Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING UBS U.S. Allocation Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: UBS Global Asset Management (Americas) Inc.	Seeks to maximize total return over the long term by allocating its assets among stocks, bonds, short-term instruments and other investments.
ING Van Kampen Equity Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks long-term capital appreciation.
ING Van Kampen Growth and Income Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services, Inc. <u>Subadviser</u>: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks long-term growth of capital and income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Van Kampen Real Estate Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	A *non-diversified* Portfolio that seeks capital appreciation and secondarily seeks current income.
ING American Century Large Company Value Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: American Century Investment Management, Inc.	Seeks long-term capital growth; income is a secondary objective.
ING American Century Select Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: American Century Investment Management, Inc.	Seeks long-term capital appreciation.
ING American Century Small Cap Value Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: American Century Investment Management, Inc.	Seeks long-term growth of capital; income is a secondary objective.
ING Baron Small Cap Growth Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: BAMCO, Inc.	Seeks capital appreciation.
ING Fundamental Research Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: ING Investment Management Co.	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stock.
ING JP Morgan Mid Cap Value Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: J. P. Morgan Investment Management Inc.	Seeks growth from capital appreciation.
ING Oppenheimer Global Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: OppenheimerFunds, Inc.	Seeks capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Oppenheimer Strategic Income Portfolio (Service Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities.
ING PIMCO Total Return Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with capital preservation and prudent investment management.
ING Salomon Brothers Aggressive Growth Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: Salomon Brothers Asset Management Inc.	Seeks long-term growth of capital.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income.
ING Van Kampen Comstock Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks capital growth and income.
ING Van Kampen Equity and Income Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks total return, consisting of long-term capital appreciation and current income.
ING VP Intermediate Bond Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING VP Strategic Allocation Balanced Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).
ING VP Strategic Allocation Growth Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to provide capital appreciation.
ING VP Strategic Allocation Income Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to provide total return consistent with preservation of capital.
ING VP Index Plus LargeCap Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Index (S&P 500), while maintaining a market level of risk.
ING VP Index Plus MidCap Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P 400), while maintaining a market level of risk.
ING VP Index Plus SmallCap Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index (S&P 600), while maintaining a market level of risk.
ING VP Disciplined LargeCap Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks capital appreciation.
ING VP High Yield Bond Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to provide investors with a high level of current income and total return.
ING VP International Value Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks capital appreciation.
ING VP MagnaCap Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks growth of capital, with dividend income as a secondary consideration.
ING VP MidCap Opportunities Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks long-term capital appreciation.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING VP Real Estate Portfolio (Class S)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: Clarion Real Estate Securities L.P.	Seeks total return.
ING VP SmallCap Opportunities Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks long-term capital appreciation.
Janus Aspen International Growth Portfolio (Institutional Shares)	<u>Investment Adviser</u>: Janus Capital	Seeks long-term growth of capital.
Neuberger Berman AMT Growth Portfolio (Class I)	<u>Investment Adviser</u>: Neuberger Berman Management Inc. <u>Subadviser</u>: Neuberger Berman, LLC	Seeks growth of capital.
Neuberger Berman AMT Limited Maturity Bond Portfolio (Class I)	<u>Investment Adviser</u>: Neuberger Berman Management Inc. <u>Subadviser</u>: Neuberger Berman, LLC	Seeks the highest available current income consistent with liquidity and low risk to principal; total return is secondary goal.
Neuberger Berman AMT Socially Responsive Portfolio (Class I)	<u>Investment Adviser</u>: Neuberger Berman Management Inc. <u>Subadviser</u>: Neuberger Berman, LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the fund's financial criteria and social policy.
OpCap Equity Portfolio	<u>Investment Adviser</u>: OpCap Advisors LLC <u>Subadviser</u>: Oppenheimer Capital LLC	Seeks long term capital appreciation.
OpCap Global Equity Portfolio	<u>Investment Adviser</u>: OpCap Advisors LLC <u>Subadviser</u>: Oppenheimer Capital LLC	Seeks long term capital appreciation.
Op Cap Managed Portfolio	<u>Investment Adviser</u>: OpCap Advisors LLC <u>Subadviser</u>: Pacific Investment Management Company LLC/Oppenheimer Capital LLC	Seeks growth of capital over time.
OpCap Small Cap Portfolio	<u>Investment Adviser</u>: OpCap Advisors LLC <u>Subadviser</u>: Oppenheimer Capital LLC	Seeks capital appreciation.
Pioneer Mid Cap Value VCT Portfolio (Class I)	<u>Investment Adviser</u>: Pioneer Investment Management, Inc.	Seeks capital appreciation by investing in a diversified portfolio of securities consisting primarily of common stocks.
Pioneer Small Cap Value VCT Portfolio (Class I)	<u>Investment Adviser</u>: Pioneer Investment Management, Inc.	Seeks capital growth by investing in a diversified portfolio of securities consisting primarily of equity securities of small companies.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
Putnam VT Growth and Income Fund (Class IA)	Investment Adviser: Putnam Investment Management, LLC	Seeks capital growth and current income.
Putnam VT New Opportunities Fund (Class IA)	Investment Adviser: Putnam Investment Management, LLC	Seeks long-term capital appreciation.
Putnam VT Small Cap Value Fund (Class IA)	Investment Adviser: Putnam Investment Management, LLC	Seeks capital appreciation.
Putnam VT Voyager Fund (Class IA)	Investment Adviser: Putnam Investment Management, LLC	Seeks capital appreciation.

*   A I M Advisors, Inc., AIM V.I. Dent Demographic Trend Fund's investment adviser, and H.S. Dent Advisors, Inc., the Fund's subadviser, have agreed to terminate the subadvisory agreement with respect to the Fund. Effective July 1, 2005, H.S. Dent Advisors, Inc. will no longer serve as subadviser to the AIM V.I. Dent Demographic Tends Fund and the reference to H.S. Dent Advisors, Inc. as the portfolio's subadviser is to be deleted. Additionally, on or about July 1, 2005, the AIM V.I. Dent Demographic Trends Fund (Series I) will be renamed AIM V.I. Demographic Trends Fund (Series I). All references to AIM V.I. Dent Demographic Trends Fund (Series I) are to be replaced with AIM V.I. Demographic Trends Fund (Series I).